Exhibit 21.1

Subsidiaries of SINGAUTO Inc.

The following list of subsidiaries applies after completion of the Business Combination:

Wholly-owned Subsidiaries	Place of Incorporation
SingAuto KY Limited	British Virgin Islands
SingAuto Pte. Ltd	Singapore
SingAuto Manufacturing L.L.C-S.P.C.	United Arab Emirates
SINGAUTO Trucks Trading L.L.C.	United Arab Emirates